SEC 19011079

Securities and Exchange Commission
Trading and Markets

DEC 20 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Mirro, Managing Director and Chief Financial Officer — (212) 922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Mirro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN B SCHMIDT
NOTARY PUBLIC
STATE OF NEW YORK
NO. 01SC6283852
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 06-17-2021

Signature

Managing Director and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition

SEPTEMBER 30, 2019

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Buckingham Research Group Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Buckingham Research Group Incorporated (the "Company") as of September 30, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2009.

EISNERAMPER LLP
New York, New York
December 16, 2019

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition
September 30, 2019

ASSETS		
Cash	$	1,294,090
Due from broker, commissions receivable		220,207
Deposit with broker		250,000
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,745,001)		95,537
Deferred tax asset		57,111
Prepaid expenses		201,421
Due from affiliate		795
Other assets		654,672
	$	2,773,833
Liabilities		
Accounts payable and accrued expenses	$	495,544
Compensation payable		23,104
Deferred rent and credit		179,612
		698,260
Commitments		
STOCKHOLDERS' EQUITY		
Common stock - $0.01 par value:		
Class A, authorized 100,000 shares, 60,139 and 23,910 shares issued and outstanding, respectively		601
Class B, authorized 900,000 shares, 541,332 and 215,223 shares issued and outstanding, respectively		5,413
Additional paid-in capital		9,394,426
Retained earnings		5,899,594
Treasury stock (36,229 shares of Class A and 326,109 shares of Class B, at cost)		(13,224,461)
Total stockholders' equity		2,075,573
	$	2,773,833

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business:

The Buckingham Research Group Incorporated ("BRG" or the "Company") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage, research, investment banking and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

[2] Summary of significant accounting policies:

(a) Revenue recognition:

Research and underwriting income are recorded as earned. Commission income is recorded on a trade-date basis as reported by the clearing broker. See Note A[3].

(b) Cash:

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(c) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(d) Deferred rent and credit:

The Company leases its office premises, which provides for free rent periods and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

The Company received a work credit allowance when it extended its lease. This credit is being amortized over the term of the related lease.

(e) Income taxes:

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(e) Income taxes: (continued)

financial statement any interest or penalties related to income taxes, and have no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2019, the Company had a valuation allowance of approximately $115,000 related to its carryforward of net operating losses sustained. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation, amortization, deferred rent and carryforward of operating losses. The Company has a New York City net operating loss carryforward from 2018 and 2019 of approximately $2,389,000 expiring through 2039.

The Company files its income tax returns on a calendar year basis.

(f) Share based compensation:

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that require future service are amortized over the relevant service period. Forfeitures are recorded when they occur.

(g) Accounting estimates:

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from these estimates.

(h) New accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(h) New accounting pronouncements: (continued)

The International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance.

ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On October 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company did not recognize any adjustments from initially applying ASC 606.

(i) Accounting standards issued but not yet effective:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on October 1, 2019.

The Company does not expect that this standard will have a material effect on the Company's financial statements.

While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effect relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's balance sheet for operating leases. The Company's evaluation of ASU No. 2016-02 is ongoing and may identify additional impacts on the Company's financial statements.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's financial statements.

(j) Fair value of financial instruments:

The recorded amounts of the Company's cash, receivables, deposits, due from broker, other assets and accounts payable approximate their fair values principally because of the short-term nature of these items.

[3] Revenue from contracts with customers:

The Company adopted ASC 606, effective October 1, 2018, using the modified retrospective method.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Revenue from contracts with customers: (continued)

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions

The Company earns commissions by executing client transactions in stocks. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities. The Company records a receivable on the trade date and receives a payment after month end.

Research

Equity research fees are paid to the company for providing its equity research. Equity research fees are based on the customers discretion, there are currently no contractual agreements with customers with regards to the amount or frequency of payments to be received. Research income is recorded when received from the customer.

Underwriting

The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. BRG will recognize its share of revenue and expenses on a gross basis. Under accounting standards in effect for prior periods, the Company recognized all underwriting revenue on a net basis.

Impacts on Financial Statements on October 1, 2018

The impacts of the adoption of ASC 606 did not have a significant impact on the Company's financial statements as of October 1, 2018.

[4] Liquidity and Management Plans:

The accompanying financial statement has been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses and experienced negative operating cash flows for the year ended September 30, 2019 which raises doubt about the entity's ability to continue as a going concern. Accordingly, management has taken a number of actions to continue to support its operations and meet its obligations.

[5] Liquidity and Management Plans: (continued)

In the past two fiscal years, management has taken steps to decrease variable expenses, including travel and entertainment, expenses associated with client trading connectivity, and certain subscription services.

Management has taken further steps to substantially reduce its overhead costs and compensation expenses beginning January 1, 2020. In particular, in December 2019 the Company reduced its headcount and substantially reduced compensation levels for virtually all remaining employees. As a result of these cost reductions, the Company projects total expenses for calendar year 2020 to decline by approximately 30% from calendar 2019.In addition, management has implemented certain cost reductions to its overhead.

The Company continues to face a difficult business environment and management will continue to focus on profitability, including managing expenses and taking additional steps to enhance revenue where possible.

Management believes that such actions, will enable it to meet its obligations when they become due for a reasonable period of time.

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Trades executed on behalf of clients of the Company are cleared through Cowen Execution Services LLC ("Cowen").

In addition, $250,000 is deposited with Cowen as a clearing deposit.

NOTE C - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE D - COMMITMENTS

The Company has lease agreements for office space that expire through February 28, 2021. Certain leases are subject to periodic escalation provisions for increases in real estate taxes and other charges. The Company records rent expense on a straight-line basis over the term of the lease, including any rent holiday periods.

The approximate annual future minimum rental commitments are as follows:

Year Ending September 30,	
2020	$ 1,071,000
2021	412,000
Total	$ 1,483,000

NOTE E - NET CAPITAL REQUIREMENT

BRG, as a broker-dealer registered with the SEC and a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital on the aggregate indebtedness method. The Rule requires BRG to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, BRG had net capital of $1,066,037 which was $966,037 in excess of its minimum required net capital of $100,000. BRG's ratio of aggregate indebtedness to net capital was 65.50%.

NOTE F - FIXED ASSETS, NET

Fixed assets at September 30, 2019 are comprised of the following:

Equipment	$ 1,266,652
Furniture and fixtures	1,411,279
Computer software	669,805
Leasehold improvements	1,492,802
Total cost	4,840,538
Less accumulated depreciation and amortization	(4,745,001)
	$ 95,537

NOTE G - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2019 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

During the year ended September 30, 2019, the Company acquired 1,053 Class A shares and 9,497 Class B shares at a total cost of $167,474.

NOTE H – STOCK BONUS AWARDS

The employees of the Company may be granted stock bonus awards in the form of restricted stock units. The Board of BRG determines the number of awards issued and the vesting date. During the year BRG issued 23,623 stock bonus awards that vest on December 31, 2020.

NOTE H – STOCK BONUS AWARDS: (CONTINUED)

At September 30, 2019, the schedule of stock bonus awards is as follows:

Stock bonus units granted at beginning of year	11,561
Stock bonus units granted during the year	23,623
Stock bonus units forfeited during theyear	(1,600)
Stock bonus awards outstanding at end of year	33,584

NOTE I – RELATED PARTY TRANSACTIONS

On March 31, 2016, BRG completed a spin-off of Buckingham Capital Management Incorporated ("BCM"), its wholly-owned subsidiary, through a tax-free distribution of all of the issued and outstanding common stock of BCM. In connection with the spin-off, the Company entered into a two year agreement with BCM that governs BRG's post spin-off relationship ("Transition Agreement"). In June 2018 this agreement was extended through March 31, 2020.

The Transition Agreement provides that BRG will provide services to BCM that are reasonably necessary to the operation of BCM which BRG has historically provided to BCM. The fee for these services shall be the portion of the compensation and benefits provided by each shared employee to each entity. Services provided by the shared employees will include but are not limited to financial and income tax accounting, human resource administration, cash management, payables processing, technology administration, legal and compliance.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, BRG enters into various financial transactions where the risk of potential loss due to credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, BRG is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that BRG will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

NOTE K – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Through indemnification provisions in clearing arrangements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse the Company's clearing broker, without limit, for any losses incurred due to Company's customer's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.